Filed Pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED NOVEMBER 8, 2022

TO OFFERING CIRCULAR DATED MAY 20, 2022

STARTENGINE CROWDFUNDING, INC.

4100 West Alameda Avenue, 3rd Floor

Burbank, CA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the offering circular dated May 20, 2022 and Supplements dated October 13, 2022 and October 27, 2022 (collectively, the “Offering Circular”) and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The offering circular and supplements are available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922063079/tm2215725d1_253g2.htm; https://www.sec.gov/Archives/edgar/data/1661779/000110465922108380/tm2228133d1_253g2.htm; and

https://www.sec.gov/Archives/edgar/data/1661779/000110465922111659/tm2229033d2_253g2.htm.

Additional information about the Company is available in its registration statement filed on Form 10 available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922104680/tm2226974-1_1012ga.htm, and the financial statements beginning on page F-1 are hereby incorporated by reference herein.

Effective November 8, 2022, StartEngine Crowdfunding, Inc. will sell its securities as an issuer-dealer in Florida. The company previously used Dalmore Group, LLC as its broker-dealer in Florida.